Exhibit 14.1

Business Ethics Policy
Purpose
It is the Company policy that all business, including that of its subsidiaries, is to be conducted in strict accordance with the law and in keeping with the highest level of business ethics.
Without limiting the scope of this general precept, your attention is specifically directed to the following policies on Conflicts of Interest and Improper Payments and Accounting Records.
A. Conflicts of Interest
Under established principles of law and Company policy, every director, officer and employee of the Company and its subsidiaries has a duty of undivided loyalty to the Company. Accordingly, personnel, if confronted with a choice between the interests of the Company and personal economic interests or obligations or duties to others, must act in the interests of the Company.
While it is not possible to describe all situations that may involve potential or actual conflicts of interest, the following are examples of activities that should generally be avoided are listed for your guidance:

1.
Receipt of compensation, gifts, entertainment, discounts, services, loans or anything of value from suppliers, customers or other persons with whom the Company and its subsidiaries do business or any competitor of the Company or its subsidiaries (other than the receipt of minor gifts, entertainment, discounts, services or things of value not exceeding $200 in value in any one year from any one firm or person).

2.
Retention of a stock or other financial interest in any firm described in (1) above. This would not usually apply to the investment in securities of a publicly held corporation listed on a national securities exchange or traded in the over-the-counter market, unless the investor's judgment in transactions involving Cross Country and its subsidiaries might be affected by reason of the size of the investment, the amount of business done with the Company and its subsidiaries or other factors. As a general rule, a 2% aggregate interest by a person, members of his/her family and associated individuals or companies would present no problem.

3.
Acting as a director, officer, consultant, agent, employee, independent contractor or in some other capacity for a person or firm described in (1). In addition, certain statutes and regulations prohibit or restrict individuals from holding interlocking directorships and offices in certain situations. All directors and officers of the Company are required to inform the Chief Executive Officer prior to accepting any directorship or office with another corporation to ensure compliance with any such statutory requirements.

4.	Existence of an interest in any transaction involving the Company or its subsidiaries where such interest does or may affect the objective and impartial representation of the Company.

5.	Disclosure or other misuse of confidential information concerning Cross Country and its subsidiaries.

6.	Speculation or dealing in goods, commodities or products purchased, sold or otherwise dealt in or required or utilized by the Company and its subsidiaries.

7.
Appropriation to oneself of a business opportunity in which the Company or a subsidiary might reasonably be expected to be interested, without first making available the opportunity to the Company or subsidiary. For instance, a person might learn of a business, an invention or other property that is for sale and which the Company or a subsidiary might be interested in acquiring. A person who fails to disclose this knowledge to the Company and acquires the property may be legally accountable to the Company for any profits that might be realized.

Exhibit 14.1

Interests, relationships or activities of the type described above which are held or taken by (a) family members, or (b) any trust or estate in which either the employee or family members have a substantial interest, or (c) any partnership, corporation or other firm of which the employee is a partner, director or officer or in which either the employee or family members have a substantial interest.
It is not the Company's desire to discourage or limit the freedom of Company personnel to engage in and maintain those outside activities and interests that do not interfere with the performance of their duties. It is only when there is a possible conflict of interest that the Company is concerned. Where a conflict or potential conflict does develop, the person should disclose promptly and fully to the Company (see paragraph D for reporting requirements) all pertinent facts so that the Company can assess the situation and take appropriate action, which may include disqualifying the person from participating in a particular transaction, requiring the person to terminate the outside interest or other action. Failure to disclose an actual or potential conflict of interest may result in disciplinary action, up to and including an unpaid suspension or termination of the individual’s employment or relationship with the Company.
B. Improper Payments and Accounting Records
The Company has a strict policy against making or maintaining any improper, disguised or questionable payments, accounting records, or financial reports of any kind. In addition to the Company's policy, there are numerous laws that may impose civil and criminal penalties for such acts not only upon the Company but upon the individuals concerned as well.
Without limiting the scope of the foregoing statement, attention is specifically called to the following:

1.
The use, directly or indirectly, of any funds or other assets of the Company or of any subsidiary for any purpose which would be in violation of any applicable law or regulation or would otherwise be unlawful is strictly prohibited.

2.
Even though lawful, the use, directly or indirectly, of any funds or other assets of the Company or any subsidiary for political contributions of any kind or in any form (whether cash, other property services or the furnishing of facilities), or the establishment or administration by the Company or any subsidiary of any committee or other organization for the raising or making of political contributions, is generally prohibited, whether within or without the United States. In jurisdictions where political contributions are lawful, exceptions to the prohibition may be authorized in rare cases and in limited amounts only in writing by one of the officers of the Company.

3.	No undisclosed or unrecorded bank account or other fund or asset of the Company or of any subsidiary shall be established or maintained for any purpose.

4.	All funds and assets of the Company and its subsidiaries shall be fully and properly recorded in the appropriate books and records of the Company and its subsidiaries.

5.
No false, misleading or artificial entries shall be made or permitted for any reason in the books and records of the Company or of any subsidiary. All transactions shall be appropriately authorized, evidenced by proper supporting documentation and recorded in accordance with generally accepted accounting practices.

6.
No transaction shall be effected and no payment shall be made on behalf of the Company or any of its subsidiaries with the intention or understanding that any part of the transaction or payment is effected or made for any purpose other than as described in the supporting documents and as described in the books and records of the Company.

7.	All payments shall be made in accordance with prevailing exchange control and tax regulations.

Exhibit 14.1

8.	No bribes, kickbacks, payoffs or other illegal or improper payments shall be made to commercial customers or suppliers or their intermediaries or to governmental officials for any purpose.

9.	No individual may enter or sign a transaction, contract order or Statement of Work, or approve an invoice, unless authorized in the Delegation of Authority, which is posted on the Company’s Intranet.
C. Improper Use and Disclosure of Confidential Information
Information is one of our most valuable corporate assets, and open and effective dissemination of information is critical to our success. However, much of our Company’s business information is confidential or proprietary.
It is also our Company’s policy that all employees must treat what they learn about our employees, customers and suppliers and each of their businesses as confidential information. The protection of such information is of the highest importance and must be discharged with the greatest care for the Company to merit the continued confidence of such persons. Confidential information is information a company would consider private, which is not common knowledge outside of that company and which an employee of the Company has learned as a result of his or her employment by the Company.
During the term of their employment and thereafter, employees of the Company are prohibited, except as required by law or as specifically authorized by the Company’s Corporate Compliance Officer, from disclosing, directly or indirectly, to anyone outside the Company, confidential information concerning the Company. Examples of such information include:

1.	Financial data (operating results, capital plans and expenditures, budget, etc.);

2.	Business forecasts and financial analyses;

3.	Development plans and strategies;

4.	Business programs, policies, plans, manuals, strategies and methods of operations;

5.	Customer and supplier lists and identity of outside consultants as well as customer identities and other basic customer information;

6.	Information obtained during the course of employment about another company, supplier or customer; 7. Marketing and advertising plans, programs, strategies, analyses and research;
8. Pricing and product programs, plans, strategies, analyses and research.
D. Reporting Requirements
As part of its commitment to ethical and legal conduct, the Company expects its employees to bring to the attention of Company management and to Corporate Compliance Officer, William J. Burns or any of the people Corporate Compliance Officer designates information about suspected violations of the Business Ethics Policy or of law by any Company employee or agent. Employees are required to come forward with any such information, without regard to the identity or position of the suspected offender. The Company will treat the information in a confidential manner (consistent with appropriate evaluation and investigation) and will seek to ensure that no acts of retribution or retaliation will be taken against anyone for making a report. Because failure to report criminal activity can itself be understood to condone the crime, we emphasize the importance of reporting. Failure to report knowledge of wrongdoing may result in disciplinary action against those who fail to report.
Information about known or suspected violations by an employee or agent should be reported promptly to a member of management, Corporate Compliance Officer or the Fraud/Compliance Hotline call (800) 354-7197. Whenever

Exhibit 14.1

practical, an employee should do so in writing. Reports of violations will be investigated under Corporate Compliance Officer’s supervision, as he or she finds appropriate. Employees are expected to cooperate in the investigation of reported violations.
Corporate Compliance Officer will not, to the extent practical and appropriate under the circumstances, disclose the identity of anyone who reports a suspected violation or who participates in the investigation. Employees should be aware that Corporate Compliance Officer, and those assisting him or her, are obligated to act in the best interests of the Company, and do not act as a personal representative or lawyer for employees.

If you have any questions at any time concerning the foregoing, we suggest that you discuss them with your supervisor or a person designated by the head of the division or subsidiary in which you are employed.

Please note, to report compliance violations anonymously to the Cross Country Healthcare Fraud/Compliance Hotline, call (800) 354-7197.